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08005870

November 12, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **QinetiQ Group plc – File No. 82-34944**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Exchange Act, enclosed herewith please find:

- Regulatory Announcement – TR-1: notification of major interests in shares, dated November 6, 2008
- Regulatory Announcement – QinetiQ Group plc ("the Company") - Voting Rights and Capital, dated October 30, 2008
- Regulatory Announcement – QinetiQ completes the acquisition of Dominion Technology Resources Inc, dated October 20, 2008
- Regulatory Announcement – TR-1: notifications of major interests in shares, dated October 16, 2008
- Regulatory Announcement – Director/PDMR Shareholding - Purchase of ordinary shares in QinetiQ, dated October 14, 2008
- Regulatory Announcement – QinetiQ Group plc Acquisition, dated October 13, 2008
- Regulatory Announcement – TR-1: notification of major interests in shares, dated October 9, 2008

11/17

LATHAM&WATKINS LLP

- Regulatory Announcement – TR-1: notification of major interests in shares, dated October 1, 2008
- Regulatory Announcement – Pre-close Trading Update, dated September 30, 2008
- Regulatory Announcement – QinetiQ Group plc ("the Company") - Voting Rights and Capital, dated September 26, 2008
- Regulatory Announcement – TR-1: Notifications of Major Interests in Shares, dated September 24, 2008
- Regulatory Announcement – TR-1: Notifications of Major Interests in Shares, dated September 22, 2008
- Regulatory Announcement – TR-1: Notifications of Major Interests in Shares, dated September 12, 2008
- Regulatory Announcement – TR-1: Notifications of Major Interests in Shares, dated September 10, 2008
- Regulatory Announcement – Director/PDMR Shareholding - Purchase of ordinary shares in QinetiQ, dated September 10, 2008

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2346.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Nicholas Yunes
of LATHAM & WATKINS LLP

Enclosures

I. REG-QinetiQ Group plc Holding(s) in Company

Released: 06/11/2008
com:20081106:RnsF6378H

RNS Number : 6378H
QinetiQ Group plc
06 November 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of QinetiQ Group plc existing shares to which voting rights are attached:
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights
Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to the notification Legal & General Group Plc (L&G)
obligation:
4. Full name of shareholder(s) (if different from 3.): Legal & General Assurance (Pensions Management) Limited(PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different): 03 November 2008
6. Date on which issuer notified: 05 November 2008
7. Threshold(s) that is/are crossed or reached: From 4% - 3%(L&G)
8. Notified details:
A: Voting rights attached to shares
Class/type of shares
Situation previous to the Triggering transaction
Resulting situation after the triggering transaction if possible using the ISIN CODE

A: Voting rights attached to shares

Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction if possible using the ISIN CODE

Number of Shares	Number of Voting Rights
26,711,589	26,711,589

Number of shares	Number of voting rights Direct	Number of voting rights Indirect	% of voting rights Direct	% of voting rights Indirect
25,218,071	25,218,071		3.81	

ORD
GBP 0.01

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument Expiration date Exercise/ Conversion Period/ Date Number of voting rights that may be acquired if the % of voting rights

instrument is exercised/ converted.

Total (A+B)

Number of voting rights	% of voting rights
25,218,071	3.81

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) 25,218,071 - 3.81% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (22,470,642 - 3.40% = PMC)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (22,470,642 - 3.40% = PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 660,476,373
14. Contact name:	Lynton D Boardman, Company Secretary, QinetiQ Group plc
15. Contact telephone number:	+44(0)1252 392000

II. REG-QinetiQ Group plc Total Voting Rights

Released: 30/10/2008
com:20081030:Rnsd0471H

RNS Number : 0471H
QinetiQ Group plc
30 October 2008

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman

Company Secretary

Tel: +44 (0)1252 392000

END

TVRBBBDGCUXGGIG

III. REG-QinetiQ Group plc Acquisition

Released: 20/10/2008
com:20081020:RnsT1876G

RNS Number : 1876G
QinetiQ Group plc
20 October 2008

QinetiQ completes the acquisition of Dominion Technology Resources Inc

QinetiQ Group plc completed the acquisition Dominion Technology Resources, Inc. ('DTRI') on Friday 17 October 2008 following approval from the US Government.

For more details on this acquisition refer to: QinetiQ RNS Number 5341A (4 August 2008)

Further enquiries:

Ben Lewis, Investor Relations Tel: +44-1252-392696

David Bishop, External Communications Tel: +44 1252 394573

ACQPUGRGUUPRUMU

IV. REG-QinetiQ Group plc Holding(s) in Company

Released: 16/10/2008
com:20081016:RnsP0351G

RNS Number : 0351G
QinetiQ Group plc
16 October 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QINETIQ GROUP PLC

2. Reason for notification (yes/no) YES.

An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation: Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different): 14.10.08

6. Date on which issuer notified: 16.10.08

7. Threshold(s) that is/are crossed or reached: 3%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares
Situation previous to the triggering transaction
Resulting situation after the triggering transaction
If possible use ISIN code

Number of shares	Number of voting rights
26,283,985	26,283,985

Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
N/A	N/A	N/A	Below 3%	N/A

ORD -
GB00B0WMWD03

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument   Expiration date   Exercise/ conversion period/date   No. of voting rights that may be acquired (if the instrument Percentage of voting rights exercised/converted)

Total (A+B)

Number of voting rights	Percentage of voting rights
N/A	Below 3%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Lynton D Boardman, Company Secretary, QinetiQ Group plc

15. Contact telephone number: +44 (0)1252 392000

This information is provided by RNS

The company news service from the London Stock Exchange
END
HOLGUGUCUUPRGCQ

V. REG-QinetiQ Group plc Director/PDMR Shareholding

Released: 14/10/2008

RNS Number : 8046F
QinetiQ Group plc
14 October 2008

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ

Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP"). The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 10 October 2008 that the following Director of the Company acquired Shares under the SIP on 9 October 2008 held through the Trustee:

Director	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Graham Love	92	4,985,007

* The Number of Shares acquired includes 69 Partnership Shares acquired at 182.74 pence and 23 Matching Shares acquired at 182.74 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

VI. REG-QinetiQ Group plc Acquisition

Released: 13/10/2008
com:20081013:RnsM6499F

RNS Number : 6499F
QinetiQ Group plc
13 October 2008

QinetiQ strengthens its consultancy business with acquisition of Commerce Decisions QinetiQ Group plc announces today that it has acquired Commerce Decisions Ltd, a market-leading provider of tender assessment and management software.

Under the terms of the agreement, QinetiQ will acquire 100 per cent of the equity of Commerce Decisions for a total cash consideration of £9.85m.

Commerce Decisions is a privately-owned, venture capital-backed company with 38 highly skilled employees based in Oxford. Its AWARD tender evaluation software supports the tender assessment and management process for both buyers and suppliers. AWARD ensures procurers make the right buying decision by improving the effectiveness of the evaluation process and providing an audit trail for decisions. For suppliers, AWARD maximises their win-potential by improving the quality of bids.

In addition to licence sales of the AWARD software, Commerce Decisions offers secure hosting, consultancy, training and maintenance services.

Commerce Decisions' existing clients include most UK central government departments, the National Health Service and local authorities. The AWARD software is already the most used tender evaluation software in the UK Ministry of Defence. The acquisition brings significant additional sales opportunities for AWARD through QinetiQ's existing sales channels in EMEA and North America.

Commenting on the acquisition, Clive Richardson, COO of QinetiQ EMEA said: "Commerce Decisions' expertise in complex assessment strengthens QinetiQ's consulting offering and complements our portfolio in capability definition and acquisition support. I am delighted to welcome their management team and employees to QinetiQ and am confident they will make a significant contribution to the continued growth of our advisory business."

ENDS

For further information please contact:

David Bishop, Media Relations +44 (0) 7920 108675
Ben Lewis, Investor Relations +44 (0) 7711 706100

Notes for Editors:

QinetiQ (pronounced "kinetic") is a leading international defence and security

technology company with over 8,000 employees in EMEA (Europe, Middle East and Australasia) and more than 5,500 in North America. QinetiQ's vision is to be the world's leading provider of defence and security based technology solutions and services. In February 2006, QinetiQ Group plc was listed on the London Stock Exchange and joined the FTSE250 in June 2006. In the year to 31 March 2008, QinetiQ delivered a 19 per cent increase in revenue to £1,366m, including organic growth of 8.6 per cent, and a 20 per cent increase in underlying operating profit to £127m. Underlying earnings per share increased by 19% to 13.4p per share.

END

ACQGUGWCUUPRGQU

VII. REG-QinetiQ Group plc Holding(s) in Company

Released: 09/10/2008
com:20081009:RnsI4589F

RNS Number : 4589F
QinetiQ Group plc
09 October 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of QinetiQ Group plc existing shares to which voting rights are attached:
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights
Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to the notification obligation:
Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.): Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold 07 October 2008
is crossed or reached if different):
6. Date on which issuer notified: 08 October 2008
7. Threshold(s) that is/are crossed or reached: From 3% - 4%(L&G)

8. Notified details:

A: Voting rights attached to shares
Class/type of shares
Situation previous to the Triggering transaction
Resulting situation after the triggering transaction if possible using the ISIN CODE

Number of Shares	Number of Voting Rights
19,999,821	19,999,821

Number of shares	Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect
	26,711,589		26,711,589	4.04

ORD
GBP 0.01

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument Expiration date Exercise/ Conversion Period/ Date Number of voting rights that may be acquired if the % of voting rights

instrument is exercised/ converted.

Total (A+B)

Number of voting rights	% of voting rights
26,711,589	4.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (26,711,589 - 4.04% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (23,856,560 - 3.61% = PMC)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (23,856,560 - 3.61% = PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:
Notification using the total voting rights figure of 660,476,373

14. Contact name: Lynton D Boardman, Company Secretary, QinetiQ Group plc

15. Contact telephone number: +44 (0)1252 392000

VIII. REG-QinetiQ Group plc Holding(s) in Company

Released: 01/10/2008
com:20081001:RnsA7920E

RNS Number : 7920E
QinetiQ Group plc
01 October 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QINETIQ GROUP PLC

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to notification obligation: Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different): 26.09.08

6. Date on which issuer notified: 30.09.08

7. Threshold(s) that is/are crossed or reached: 3%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares
Situation previous to the triggering transaction
Resulting situation after the triggering transaction
If possible use ISIN code

Number of shares	Number of voting rights
27,739,592	27,739,592

Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
26,283,985	26,283,985	N/A	3.97%	N/A

ORD -
GB00B0WMWD03

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument Expiration date Exercise/ conversion period/date No. of voting rights that may be acquired (if the instrument Percentage of voting rights exercised/converted)

Total (A+B)

Number of voting rights	Percentage of voting rights
26,283,985	3.97%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rightsindependently from other divsions of CSG.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Lynton D Boardman, Company Secretary, QinetiQ Group plc

15. Contact telephone number: +44 (0)1252 392000

HOLUUGCPUUPRURG

IX. REG-QinetiQ Group plc Trading Statement

Released: 30/09/2008
com:20080930:Rnsd6270E

RNS Number : 6270E
QinetiQ Group plc
30 September 2008

Pre-close Trading Update

QinetiQ Group plc, the international defence and security technology company, today issues the following trading update in respect of the six months ending 30 September 2008.

The Board confirms that the Group has continued to perform in line with expectations.

The EMEA restructuring programme announced in the 2008 year end results completed ahead of plan and on budget. Savings of at least £12m will be generated on an annualised basis.

The acquisition of Dominion Technology Resources Inc., announced on 4 August 2008, is subject to regulatory approval in the United States and is expected to complete during the month of October.

The Group's interim results will be announced on 26 November 2008.

Contacts:

QinetiQ Investor Relations: Ben Lewis Tel: +44 (0)1252 39 2696; +44 (0)7711 706 100

QinetiQ Media Relations: David Bishop Tel: +44 (0)1252 39 4573; +44 (0)7920 108 675

Disclaimer

All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of QinetiQ and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of QinetiQ or the markets and economies in which QinetiQ operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document should be regarded as a profit forecast.

END

TSTILFSTAAIAFIT

X. REG-QinetiQ Group plc Total Voting Rights

Released: 26/09/2008
com:20080926:RnsZ4144E

RNS Number : 4144E
QinetiQ Group plc
26 September 2008

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

This information is provided by RNS
The company news service from the London Stock Exchange
END

TVRBGGDCXSDGGIL

XI. REG-QinetiQ Group plc Holding(s) in Company

Released: 24/09/2008
com:20080924:RnsX2095E

RNS Number : 2095E
QinetiQ Group plc
24 September 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights QINETIQ GROUP PLC are attached:

2. Reason for notification (yes/no) YES

An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation: Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is 19.09.08 crossed or reached if different):

6. Date on which issuer notified: 23.09.08

7. Threshold(s) that is/are crossed or reached: 4%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares
Situation previous to the triggering transaction
Resulting situation after the triggering transaction
If possible use ISIN code

Number of shares	Number of voting rights
25,117,853	25,117,853

Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
27,739,592	27,739,592	N/A	4.19%	N/A

ORD -
GB00B0WMWD03

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument   Expiration date   Exercise/ conversion period/date   No. of voting rights that may be acquired (if the instrument Percentage of voting rights exercised/converted)

Total (A+B)

Number of voting rights	Percentage of voting rights
27,739,592	4.19%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Lynton D. Boardman, Company Secretary QinetiQ Group Plc

15. Contact telephone number: +44 1252 392000

XII. REG-QinetiQ Group plc Holding(s) in Company

Released: 22/09/2008
com:20080922:RnsV9440D

RNS Number : 9440D
QinetiQ Group plc
22 September 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights QINETIQ GROUP PLC are attached:

2. Reason for notification (yes/no) YES
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):__________

3. Full name of person(s) subject to notification obligation: Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different): 17.09.08
6. Date on which issuer notified: 19.09.08
7. Threshold(s) that is/are crossed or reached: 3%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares
Situation previous to the triggering transaction
Resulting situation after the triggering transaction
If possible use ISIN code

Number of shares	Number of voting rights
N/A	N/A

Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
25,117,853	25,117,853	N/A	3.80%	N/A

ORD -
GB00B0WMWD03

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument Expiration date Exercise/ conversion period/date No. of voting rights that may be acquired (if the instrument Percentage of voting rights

exercised/converted)

Total (A+B)

Number of voting rights	Percentage of voting rights
25,117,853	3.80%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Lynton D Boardman, Company Secretary, QinetiQ Group plc

15. Contact telephone number: +44 1252 392000

This information is provided by RNS
The company news service from the London Stock Exchange
END

HOLPUUMGBUPRURP

XIII. REG-QinetiQ Group plc Holding(s) in Company

Released: 12/09/2008
com:20080912:RnsL3454D

RNS Number : 3454D
QinetiQ Group plc
12 September 2008

TR-1: Notifications of Major Interests in Shares

QinetiQ Group plc
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

2. Reason for notification (yes/no)
Yes
An acquisition or disposal of voting rights No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No
An event changing the breakdown of voting rights: No
Other (please specify):______________

3. Full name of person(s) subject to notification obligation: Trevor Adrian Woolley and Alison Jane Stevenson who hold the shares on trust for the Secretary of State for Defence

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different): 12 September 2008
6. Date on which issuer notified: 12 September 2008

New holding is less than 3%

7. Threshold(s) that is/are crossed or reached:

8: Notified Details
A: Voting rights attached to shares

Class/type of shares
Situation previous to the triggering transaction
Resulting situation after the triggering transaction
If possible use ISIN code

GB00B0WMWD03

Number of shares	Number of voting rights
124,885,445	124,885,445

Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
N/A	N/A	N/A	N/A	N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument N/A
Expiration date N/A
Exercise/ conversion period/date N/A
No. of voting rights that may be acquired (if the instrument N/A
Percentage of voting rights exercised/converted) N/A

Total (A+B)

Number of voting rights Percentage of voting rights
N/A N/A

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable: N/A

Proxy Voting:

10. Name of proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification prepared using QinetiQ's total voting rights figure of 660,476,373 announced on 29 August 2008

14 Contact name: Lynton D Boardman, Company Secretary, QinetiQ Group plc

15. Contact telephone name: +44 (0)1252 392000

XIV. REG-QinetiQ Group plc Holding(s) in Company

Released: 10/09/2008
com:20080910:RnsJ1686D

RNS Number : 1686D
QinetiQ Group plc
10 September 2008

Form TR-1 with annex. FSA Version 2.1 updated April 2007
For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

QINETIQ GROUP PLC
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
2. Reason for notification (yes/no)
Yes
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:
Polar Capital Paragon Fund Limited
4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different): 9 September 2008

6. Date on which issuer notified: 10 September 2008

7. Threshold(s) that is/are crossed or reached: 3%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares
Situation previous to the triggering transaction
Resulting situation after the triggering transaction
If possible use ISIN code

Number of shares Number of voting rights

Number of shares Number of voting rights Percentage of voting rights
Direct Indirect Direct Indirect

B0WMWD0
15,300,000
23,650,000
3.581%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument Expiration date Exercise/ conversion period/date No. of voting rights that may be acquired (if the instrument Percentage of voting rights exercised/converted)

Total (A+B)

Number of voting rights	Percentage of voting rights
23,650,000	3.581%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Lynton Boardman, Company Secretary, QinetiQ Group plc

15. Contact telephone name: +44 (0)1252 392000

XV. REG-QinetiQ Group plc Director/PDMR Shareholding

Released: 10/09/2008
com:20080910:RnsJ1543D

RNS Number : 1543D
QinetiQ Group plc
10 September 2008

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ

Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 10 September 2008 that the following Director of the Company acquired Shares under the SIP on 10 September 2008 held through the Trustee:

Number of Shares acquired * Aggregate number of Shares held beneficially following acquisition (across all accounts)

Director: Graham Love 80 4,984,915

* The Number of Shares acquired includes 60 Partnership Shares acquired at 206.5 pence and 20 Matching Shares acquired at 206.5 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

10 September 2008
END
This information is provided by RNS

The company news service from the London Stock Exchange
END

RDSSFMFDSSASESU

END